

August 24, 2021

Jorge de Pablo
Chief Executive Officer
Enphys Acquisition Corp.
216 East 45th Street
13th Floor
New York, NY 10017

> **Re: Enphys Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 20, 2021**
> **File No. 333-257932**

Dear Mr. de Pablo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed August 20, 2021

Exhibits

1. We note that the form of warrant agreement filed as Exhibit 4.4 contains an exclusive forum provision that appears to apply to actions arising under the Securities Act. Please revise to discuss this provision in the risk factor and description of securities sections of the prospectus, and disclose whether the provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or

liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the form of warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason McCaffrey